As filed with the Securities and Exchange Commission on February 4, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lithium Americas Corp.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

357 Bay Street, Suite 602, Toronto, Ontario, Canada M5H 2T7

(416) 723-2103

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address and telephone number of agent for service in the United
States)

Copies to:

Paul Fornazzari Gowling Lafleur Henderson LLP 1 First Canadian Place Suite 1600, 100 King Street West Toronto, Ontario Canada M5X 1G5 Tel: (416) 862-7525	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:   ☐

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)		Amount of Registration Fee
Common shares	23,192,544	100%	US$	4,982,871.76	US$	641.79

(1)         Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.

(2)         Based on the noon buying rate for Canadian dollars published by the Bank of Canada on January 30, 2014 of Cdn$1.00 = US$0.8952.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

I-1

IF YOU ARE A REGISTERED SHAREHOLDER AND RESIDENT IN AN ELIGIBLE JURISDICTION OR A PRE-APPROVED JURISDICTION, YOUR RIGHTS CERTIFICATE IS ENCLOSED. PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON MARCH 13, 2014.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Lithium Americas Corp. at 357 Bay Street, Suite 602, Toronto, Ontario, M5H 2T7 (Telephone 416-360-1921) and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering	January 31, 2014

LITHIUM AMERICAS CORP.

OFFERING OF 77,308,481 RIGHTS TO SUBSCRIBE FOR 77,308,481 COMMON SHARES
AT A PRICE OF $0.24 PER COMMON SHARE

Lithium Americas Corp. (the “Company” or “LAC”) is distributing (the “Offering”) to the holders of its outstanding common shares (the “Common Shares”) of record (“Shareholders”) at the close of business (Toronto time) on February 12, 2014 (the “Record Date”) one right (the “Right”) for each Common Share held which will entitle the Shareholders to subscribe for an aggregate of 77,308,481 Common Shares for gross proceeds to the Company of $18,554,035.44.

The Rights are evidenced by transferable certificates in registered form (the “Rights Certificates”). Each Shareholder is entitled to one Right for each Common Share held on the Record Date. For each Right held, the holder thereof is entitled to purchase one Common Share (the “Basic Subscription Privilege”) at a price of $0.24 per Common Share (the “Subscription Price”) prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on March 13, 2014 (the “Expiry Date”). No fractional Common Shares will be issued. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE. Shareholders who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for additional Common Shares (the “Additional Shares”), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “Description of Offered Securities — Additional Subscription Privilege”. Any subscription for Common Shares will be irrevocable once submitted.

	Offering Price	Fees(1)	Proceeds to the Company(2)
Per Common Share	$0.24	$0.0072	$0.2328

Total Offering	$18,554,035.44	$556,621.06	$17,997,414.38

(1)                                 Under the Standby Commitment (as defined below), the Company has agreed to pay the Standby Purchasers (also defined below) a fee equal to 3% of the aggregate gross proceeds of the Offering (the “Standby Fee”).

(2)                                 Before deducting the expenses of the Offering, estimated to be approximately $450,000. The expenses of the Offering and the Standby Fee will be paid by the Company.

This prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights and the Standby Shares (as defined below) in each province of Canada, and also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), other than Common Shares to be issued to the Standby Purchasers (the “Eligible Jurisdictions”). However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Common Shares in such states, or to certain persons in those states.  The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. The Company has received regulatory approval for the listing of the Rights and the Common Shares issuable on the exercise of the Rights on the Toronto Stock Exchange (the “TSX”). The Common Shares currently outstanding are listed and posted for trading on the TSX under the symbol “LAC”. On January 31, 2014, the closing price for the Common Shares on the TSX was $0.375 per share.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”), which generally will permit the resale of the Rights by persons through the facilities of the TSX.

Olympia Transfer Services Inc. (the “Subscription Agent”), at its principal office in the City of Toronto, Ontario (the “Subscription Office”), is the subscription agent for this Offering. See “Description of Offered Securities — Subscription and Transfer Agent”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber in an Eligible Jurisdiction or an Approved Eligible Holder (as defined herein) may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See “Description of Offered Securities — Rights Certificate — Common Shares Held Through CDS”.

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this prospectus to each registered Shareholder as of the close of business on the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. All exercises of Rights are irrevocable once submitted. See “Description of Offered Securities — Rights Certificate — Common Shares Held in Registered Form”.

If a Shareholder does not exercise, or sells or otherwise transfers, its Rights, then such Shareholder’s current percentage ownership in the Company will be diluted as a result of the exercise of Rights by other Shareholders.

The Rights as well as the Common Shares issuable upon exercise of the Rights and the Standby Shares are not being distributed or offered to Shareholders in any jurisdiction other than the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction, other than Pre-Approved Jurisdictions (as defined herein). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities — Ineligible Holders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective purchasers of securities should be aware that the acquisition or disposition of the securities described in this prospectus may have tax consequences in Canada, the United States, or elsewhere. Such consequences for purchasers who are resident in, or citizens of, the United States are not described fully herein. Prospective purchasers should consult their own tax advisors with respect to such tax considerations.

The enforcement by purchasers of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

Under a standby purchase agreement dated January 19, 2014 (the “Standby Purchase Agreement”), Geologic Resource Fund, LP; Geologic Resource Fund, Ltd.; Geologic Resource Opportunities Fund, LP; and Geologic Resource Opportunities Fund, Ltd. (collectively, the “Standby Purchasers”) which hold approximately 19.84% of the outstanding Common Shares, have agreed, subject to certain terms, conditions and limitations, to purchase, at the Subscription Price, all of the Common Shares not otherwise purchased pursuant to the exercise of Rights under this Offering (the “Standby Shares”) for investment only and not with a view to resale or distribution. The Standby Purchase Agreement may be terminated by the Standby Purchasers prior to the Expiry Time in certain circumstances. This prospectus qualifies the distribution of the Standby Shares in each province of Canada.  In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as provided above, the Standby Purchasers will be entitled to the Standby Fee. See “Standby Commitment”.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of, or performed any review of, this prospectus in the capacity of underwriters. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

There are risks associated with an investment in Common Shares. See “Risk Factors” for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Common Shares.

The Company, after reasonable inquiry, believes that certain insiders of the Company, other than the Standby Purchasers, will exercise Rights to purchase 2,886,261 Common Shares, representing approximately 3.7% of the Offering. See “Intention of Insiders to Exercise Rights”.

The Company’s registered and records office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, M5X 1G5. The Company’s head office is located at 357 Bay Street, Suite 602, Toronto, Ontario, M5H 2T7.

Certain officers and directors (John Kanellitsas and Franco Mignacco) of the Company reside outside of Canada.  Although such persons have appointed Gowling Lafleur Henderson LLP, 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, M5X 1G5 as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against such persons.

ABOUT THIS PROSPECTUS

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering the Rights, and offering to sell and seeking offers to buy the Common Shares, only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Rights or Common Shares.

In this prospectus, the “Company”, “LAC”, “we”, “us” and “our” refer collectively to Lithium Americas Corp. and each of its material subsidiaries, unless the context otherwise requires. The Company’s financial statements that are incorporated by reference into this prospectus have been prepared in accordance with International Financial Reporting Standards. The Company presents its financial statements in Canadian dollars.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, as amended.  As such, information contained or incorporated by reference in this prospectus concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Mineral resource estimates included in this prospectus and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities.  In particular, this prospectus and any document incorporated by reference herein, includes the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource.”  While these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 (under the U.S. Securities Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.  Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or other economic studies in most cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, which include all statements other than statements of historical fact.  These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update these forward-looking statements or information.

When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

•                  the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds;

•                  the accuracy of mineral reserve and resource estimates;

•                  the estimated cost and availability of funding for ongoing capital requirements;

•                  the effects of laws, regulations and government policies on the Company’s operations, including, without limitation, the laws of Argentina;

•                  compliance with environmental, health, safety and other laws and regulations;

•                  obtaining or maintaining necessary permits, licences and approvals from government authorities;

•                  continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned; and

•                  the Company’s plans and expectations for its mineral properties.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company at the time of such assumptions and estimates, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the currency markets (such as the Canadian dollar, Argentinean peso, and the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada and Argentina or other countries in which the Company may carry on business in the future; operating or technical difficulties in connection with development and production activities; risks and hazards associated with the business of mineral development and production (including environmental hazards or industrial accidents); risks relating to the credit worthiness or financial condition of suppliers and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Argentina; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with operational inputs and labour; the risks of obtaining or maintaining necessary licenses, permits and approvals from government authorities; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully make and integrate acquisitions; challenges to, or difficulty in maintaining, the Company’s title to properties; and the factors identified under “Risk Factors”. Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions and similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained upon request without charge from the Chief Financial Officer of Lithium Americas Corp. at 357 Bay Street, Suite 602, Toronto, Ontario, M5H 2T7 and are also available electronically at www.sedar.com.

The following documents of LAC, filed with securities commissions and similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1)                                     Annual Information Form dated and filed on SEDAR on March 28, 2013 (the “AIF”);

2)                                     Audited consolidated financial statements (as restated) for the ten month period ended December 31, 2012 and year ended February 29, 2012, together with the notes thereto and the auditors’ report thereon, filed on SEDAR on January 3, 2014;

3)                                     Management’s Discussion & Analysis (as restated) for the ten month period ended December 31, 2012 filed on SEDAR on January 3, 2014;

4)                                     interim condensed consolidated financial statements (as restated) for the three and nine month periods ended September 30, 2013, together with the notes thereto, filed on SEDAR on January 3, 2014;

5)                                     Management’s Discussion & Analysis (as restated) for the three and nine month periods ended September 30, 2013, filed on SEDAR on January 3, 2014;

6)                                     Management Information Circular dated May 24, 2013 and filed on SEDAR on May 30, 2013 prepared in connection with LAC’s annual meeting of shareholders held on June 25, 2013; and

7)                                    Material Change Report dated and filed on SEDAR on January 20, 2014.

Any documents of the Company of the type described in section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with any securities regulatory authorities after the date of this prospectus and prior to the termination of this distribution will be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this prospectus.  Certain terms used in this summary and in the prospectus are defined elsewhere herein.

Issuer	Lithium Americas Corp.

The Offering	The Offering consists of Rights to subscribe for 77,308,481 Common Shares.

Eligible Jurisdictions	All provinces of Canada and the United States.

Pre-Approved Jurisdictions	The Cayman Islands, Argentina, the United Kingdom and Australia.

Record Date	February12, 2014

Commencement Date	February 19, 2014

Expiry Date	March 13, 2014

Expiry Time	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised at or before the Expiry Time will be void and have no value.

Subscription Price	$0.24 per Common Share.

Net Proceeds

Approximately $17.55 million after deducting the Standby Fee, being 3% of the gross proceeds of the Offering, and estimated expenses of the Offering of approximately $450,000, and assuming exercise in full of the Rights or purchase of Standby Shares by the Standby Purchasers to the extent any Rights are unexercised.

Use of Proceeds	The Company intends to use the net proceeds of the Offering to repay outstanding debt currently in the amount of approximately $9.5 million and for working capital purposes.

Basic Subscription Privilege	Each Right entitles the holder thereof to subscribe for one Common Share upon payment of the Subscription Price. See “Description of Offered Securities — Basic Subscription Privilege”.

Additional Subscription Privilege

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See “Description of Offered Securities — Additional Subscription Privilege”.

Exercise of Rights

For all Shareholders whose Common Shares are held in registered form with an address of record in an Eligible Jurisdiction or a Pre-Approved Jurisdiction, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Description of Offered Securities — How to Complete the Rights Certificate”. For Common Shares held through a CDS Participant, a subscriber in an Eligible Jurisdiction or a Pre-Approved Jurisdiction may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant.

Holders in Ineligible Jurisdictions

This Offering is made in all of the Eligible Jurisdictions. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Common Shares in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is, an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an “Approved Eligible Holder”). The Company is treating Shareholders in the Cayman Islands, Argentina, the United Kingdom and Australia (the “Pre-Approved Jurisdictions”) as Approved Eligible Holders. No Rights Certificates will be mailed to Ineligible Holders (other than to Shareholders in Pre-Approved Jurisdictions) and Ineligible Holders (other than Shareholders in Pre-Approved Jurisdictions) will not be permitted to exercise their Rights. Registered holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or a Pre-Approved Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on March 5, 2014 in order to provide the beneficial holders outside the Eligible Jurisdictions and Pre-Approved Jurisdictions an opportunity to claim the Rights Certificate by satisfying the Company that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

Holders of Rights who reside outside of the Eligible Jurisdictions and any persons (including any CDS Participants) who have a contractual or legal obligation to forward this document to a jurisdiction outside the Eligible Jurisdictions should read the section entitled “Description of Offered Securities — Ineligible Holders”.

Standby Commitment

Under the Standby Purchase Agreement, the Standby Purchasers have agreed to purchase, at the Subscription Price, as principals and not with a view to resale or distribution, all Common Shares issuable upon exercise of Rights that are not otherwise subscribed for under the Basic Subscription Privilege or the Additional Subscription Privilege, subject to certain limitations. If no Rights are exercised by persons other than the Standby Purchasers, following the Closing the Standby Purchasers could own up to 92,646,581 Common Shares representing up to approximately 59.9% of the issued and outstanding Common Shares. The Standby Purchasers also own warrants exercisable to purchase an additional 1.1 million Common Shares.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of, or performed any review of, this prospectus in the capacity of underwriters. The Standby Purchase Agreement may be terminated by the Standby Purchasers prior to the Expiry Time in certain circumstances. In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as provided in the Standby Purchase Agreement, the Standby Purchasers will be entitled to the Standby Fee, payable at closing of the Offering. See “Standby Commitment”.

Listing and Trading

The Company has received regulatory approval for the listing of the Rights, the Common Shares issuable on the exercise of the Rights and the Standby Shares on the TSX. The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S, which generally will permit the resale of the Rights by persons through the facilities of the TSX.

Risk Factors	An investment in Common Shares is subject to a number of risk factors. See “Risk Factors”.

SUMMARY DESCRIPTION OF BUSINESS

The Company is planning to develop one of the world’s largest and lowest cost lithium operations.  The Company’s principal property (the “Cauchari-Olaroz Lithium Project”) comprises a significant portion of two adjacent Argentinean salt lakes, Cauchari and Olaroz, covering approximately 83,104 hectares in the “Puna Plateau” region of South America, the most prolific lithium brine region globally. To the best knowledge of the Company, the Cauchari-Olaroz Lithium Project hosts the 3rd largest lithium brine resource in the world with the majority of the Company’s resources contained on the Cauchari salt lake.  The Company’s completed Feasibility Study estimates operating costs for the Cauchari-Olaroz Lithium Project to be one of the lowest in the industry.  See the AIF for additional information.

POSCO Agreement

On January 17, 2014, the Company entered into a cooperation agreement (the “Cooperation Agreement”) with POSCO, Korea’s largest steel company and a leader in the development of advanced materials processes pursuant to which POSCO will locate its next generation lithium extraction pilot plant at the Cauchari-Olaroz Lithium Project in the province of Jujuy, Argentina.  The pilot plant is expected to be operational at Cauchari during the fourth quarter of 2014. The term of the Cooperation Agreement is 18 months, however the agreement may be terminated or extended upon mutual agreement between the Company and POSCO.

The Cooperation Agreement assigns business responsibilities as between POSCO and LAC.   POSCO will be responsible for the development of the technology and management and operation of the pilot plant, while LAC will provide resources in the form of brine, local support and certain infrastructure and land for the plant.  The Cooperation Agreement is limited to pilot plant operations, and provides for a 3 month exclusivity period in the future to negotiate commercial stage operations.  Costs of constructing, operating and decommissioning the pilot plant will be borne by POSCO, who also retain 100% ownership of the plant.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on April 28, 2009 under the Business Corporations Act (Ontario). The Company’s authorized capital consists of an unlimited number of Common Shares without par value and one Special Share.

The Company’s registered and records office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, M5X 1G5. The Company’s head office is located at 357 Bay Street, Suite 602, Toronto, Ontario, M5H 2T7.

On July 16, 2009, articles of amendment were filed to remove the private company restrictions. On September 9, 2009, articles of amendment were filed to provide for the issuance of a Special Share and to grant a pre-emptive right to Symatec Inc. (see Description of Capital Structure — Special Share in the AIF). On April 19, 2010, at a meeting of the shareholders of the Company, the shareholders passed a special resolution approving certain amendments to the provisions of the Special Share as evidenced by the amended articles of the Company dated April 28, 2010 and approved an amendment to the Company’s by-laws to reduce the quorum requirement for shareholder meetings.

On October 12, 2012, the Company changed its financial year-end date from February 28 to December 31.  This change was made to conform to a more standardized industry and calendar basis.  For further information on the details of this change, please refer to the Notice of Change in Year End report filed by the Company under its profile on SEDAR at www.sedar.com.

Intercorporate Relationships

The Company has three subsidiaries: Minera Exar S.A. (“Minera”) and Potassium S.A., which are both incorporated under the laws of Argentina, and 2265866 Ontario Inc., which is incorporated under the laws of the Province of Ontario. The Company owns 100% of the shares of 2265866 Ontario Inc., and 91.7% of the shares of Minera directly and, to meet the Argentinean corporate law requirement to have a minimum of two registered shareholders, 8.3% of the shares of Minera are owned indirectly through 2265866 Ontario Inc.  Pursuant to a binding letter of intent (the “LOI”) between the Company and JEMSE (as defined in the AIF), JEMSE may earn an 8.5% equity interest in Minera at the time that project financing is obtained for the Company’s Cauchari-Olaroz Lithium Project. See the AIF for additional information.

Operations in Argentina

Summary of Argentinean Mining Law

Argentinean law provides for the granting of two types of mining rights: exploration claims (each an “Exploration Claim”), which are limited in duration and which allow for the exploration of a mineral property, and mining claims (each a “Mining Claim”) which allow for the exploitation of the minerals in the subject property.

Mining Claims are perpetual real estate rights subject to the owner’s compliance with certain obligations under the Argentinean National Mining Code enacted in 1887, as amended (the “Mining Code”), including annual canon payments (equal to ARS$400 per 500 ha) and minimum investment commitments (equal to 300 times the annual canon payment payable within five years of the filing of a capital investment plan for the Mining Claims). The duration of Exploration Claims is proportional to the size of the property (being 1,100 days per 10,000 ha).

The holder of a Mining Claim or Exploration Claim is permitted to enter into a “usufruct” agreement to allow third parties to explore, exploit and/or extract the minerals identified in such agreement within the property covered by the Mining Claim. The beneficiary of an usufruct may use the Mining Claim under the same terms and conditions as the owner of such Mining Claim. The holder of a Mining Claim or Exploration Claim is also permitted to transfer its interest therein pursuant to an option agreement or purchase agreement.

Each of the claims under the Cauchari-Olaroz Lithium Project are designated as a Mining Claim under Argentinean law, with the exception of the Cauchari Norte and Cauchari Sur claims which are Exploration Claims.

Mineral deposits are held by the provincial or federal government (in the case of the Lithium Properties, by the Provinces of Jujuy and Salta, Argentina), but private individuals or companies are entitled to benefit and dispose of them as owners in accordance with the Mining Code. Mining Claims are “map-staked”, although later field staking is required by law under the mining authority’s supervision. The Company is up to date on all required canon payments and is in compliance with its minimum investment commitments on the Cauchari-Olaroz Lithium Project.

Argentinean law distinguishes mineral rights from surface ownership. While surface owners cannot prohibit mining activities on their property, the regulations under the Mining Code provide for notice and indemnification to surface owners and procedures for obtaining easements, both for activities within project boundaries and for those activities that need to be conducted outside the concession boundaries. The Company has entered into agreements with the surface owners on each of the Cauchari-Olaroz Lithium Project.

An environmental impact report (an “EIR”) is required to be submitted under the Mining Code. Approval of the EIR is not a condition to maintain the claim title in good standing but is a pre-requisite to carrying out mining-related activities on the properties. An EIR must be submitted for every type of mining activity (prospecting, exploration, exploitation, development, extraction, etc.) and must be updated every two years. In addition, specific registrations and authorizations must be applied for depending on the activities to be carried out on the claims (for example, water usage and waste disposal).

Furthermore, the Province of Jujuy has enacted specific regulations declaring lithium a strategic mineral (Provincial Law 5674 and Provincial Decree #7592, modified by #7630), setting particular criteria for EIR approvals. The provincial legislation asserts that environmental approval of exploration and exploitation projects in the province will have to be reviewed by a committee that will include representatives from the Ministry of Production, the Argentinean Research Council, the University of Jujuy, the Provincial Parliament, the Provincial Environmental Agency and the Mining Department, which shall provide recommendations for approval, amend or rejection by the Provincial Minister of Production and the Governors’ General Secretariat.

The Company has submitted EIRs for the Cauchari-Olaroz Lithium Project and holds all necessary permits to conduct exploration and mining activities, as applicable, on the Cauchari-Olaroz Lithium Project. There are no known environmental liabilities on the Cauchari-Olaroz Lithium Project accruing to the Company or arising from previous exploration activities.

Argentina’s mining industry is rapidly becoming a key factor in the country’s economic development, creating almost 300,000 direct and indirect jobs and annual exports of approximately US$4 billion. National Law 24,196 (1993), as amended and generally referred to as the “Mining Investment Law” has enabled the expansion of the mining activity through an aggressive tax incentive and investment promotional framework which has been ratified by all Argentinean mining provinces, including Jujuy. The Mining Code is liberal, offering wide scope of action to private enterprise and limiting any direct government action in the mining sphere to a minimum. Provincial governments of Argentina have considerable authority over exploration and mining in their province and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The current provincial government of Jujuy Province, where the Cauchari-Olaroz Properties are situated, is supportive of the exploration and mining industry.

Management and Director Experience with Operating in Argentina

The Company’s principal active operations, through Minera, its Argentinean subsidiary, are outside of Canada. The Company has appointed Franco Mignacco, a director and the Vice Chairman of the Company, to the office of President of Minera.  As such, Mr. Mignacco holds the key local management role in Argentina. Mr. Mignacco resides in Jujuy, Argentina, has an MBA from San Andres University, Buenos Aires and an honours degree in Mining from Universidad Austral,  Argentina and is a prominent member of the Jujuy business community with strong local government relations. Mr. Mignacco attends board meetings and regularly updates the other directors on operations in Argentina. In addition, both the Interim Chief Executive Officer and Executive Chairman have visited Minera’s offices and the project on several occasions, on each occasion meeting with local staff, as well as with government officials. Also, the Chief Financial Officer travelled to Minera’s offices to meet with the local controller and other accounting staff two times in 2013. Lastly, seven of the eight current Board members have visited the Jujuy offices and the Cauchari-Olaroz Lithium Project site and met with local management and government officials. As such, the Company’s Board, Canadian management and local Argentinean management and staff are well integrated and therefore knowledge of the local business, culture and practices is imparted within the organization in this manner. In addition, the directors are briefed by management, legal counsel or other external experts, as appropriate, when a local business or legal or other relevant issue arises. Material documents presented to the Company’s board are primarily in English and any Spanish documents presented to the board are translated by a certified translator. The Company does not have a formal communication plan and it relies on its two fully bilingual directors and certain key bilingual personnel (including the Chief Geologist and Controller, as well as accounting staff in Argentina) to mitigate any potential communication related issues.  In addition, all outside local experts (legal counsel, auditor, senior engineers) also speak English. The Company will, as it grows, re-evaluate whether a formal communication policy is necessary.

Ownership of Property

Minera has a system and dedicated personnel, which is overseen by the President of Minera, that ensures title to the various claims and properties making up the Cauchari-Olaroz Lithium Project are maintained in good standing.  The Company also engages its legal counsel in Argentina as needed to advise on the laws and requirements of Argentina.

Control Over Subsidiaries

Mr. Mignacco, as the President of the Company’s Argentinean subsidiaries can terminate any officer relationship with the subsidiary by delivery of notice of termination of such officer’s relationship with the subsidiary in accordance with the requirements of the Argentinean Labour Law.  Directors of the Company’s Argentinean subsidiaries can be removed, by petition to call a shareholders’ meeting by the Company as controlling shareholder of the Argentinean subsidiary in accordance to Argentinean Corporate Law.

Internal Controls Over Financial Reporting

The Company is in the exploration/development phase.  As such, the Company does not generate any revenue.  Internal controls are therefore focused on ensuring that proper controls are in place for the procurement of services and the payment of expenses.  In the Company’s opinion, these controls are not impacted by operations being in Argentina or Canada.  Procurement of services needs to go through a competitive process where several quotes are reviewed in order to select the service provider with the best overall offering.  Similarly, expense approvals and the ability to pay invoices requires that there be multiple layers of approvals, with thresholds as to how large of an invoice a certain level of employee is allowed to approve. In order to comply with all the regulations of the Central Bank in Argentina, the Company works jointly with its local accounting firm to submit all the reports periodically required by the Central Bank.

The specific internal controls in place in Argentina include requiring two signatories on all cheques, mandatory monthly changes in log in passwords for online banking, and monthly reconciliations of bank transactions by one employee and a separate review by another employee.  Minera’s Controller in Argentina reports directly to the CFO in Canada. Budgets at the subsidiary level are regularly reviewed and updated as required. Before sending funds to Argentina, the Company compares the fund request to the budget, as well as reviews the bank reconciliations on a historic basis to ensure that funds were being appropriately spent. Funds are sent to Argentina generally monthly, and only in such quantity as required to meet necessary local payments. This protects the Company’s liquidity position, insulates it from adverse currency fluctuations, and gives it direct control over the level and nature of activities in Argentina.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

Directors and officers of the Company currently hold or exercise control or direction over 5,974,642 Common Shares which entitle them to receive 5,974,642 Rights to purchase 5,974,642 Common Shares pursuant to the Offering, representing approximately 7.7% of the Offering.

Another insider of the Company, other than the Standby Purchasers, currently holds or exercise control or direction over 9,789,400 Common Shares which entitle it to receive 9,789,400 Rights to purchase 9,789,400 Common Shares pursuant to the Offering, representing approximately 12.7% of the Offering.

The Company, after reasonable inquiry, believes that directors and officers of the Company will exercise Rights issued to purchase 2,886,261 Common Shares pursuant to the Offering, representing approximately 3.7% of the Offering, and was unable to determine the intention of another insider, other than the Standby Purchasers. The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Common Shares in the amounts set out above or at all.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the Company described in this prospectus and the documents incorporated by reference including, without limitation, the risk factors set out under the heading “Risk Factors” in each of the AIF and the Company’s annual and interim management’s discussion and analysis.

Dilution and Control of the Company

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder’s current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights, as well as the purchase of Standby Shares by the Standby Purchasers.

The Standby Purchasers currently own 15,338,100 Common Shares, representing approximately 19.84% of the outstanding Common Shares. If no Rights are exercised by persons other than the Standby Purchasers, following the Closing the Standby Purchasers could own up to 92,646,581 Common Shares, representing up to approximately 59.9% of the issued and outstanding Common Shares.  The Standby Purchasers also own warrants exercisable to purchase an additional 1.1 million Common Shares.

Trading Market for Rights

Although the Rights will be listed on the TSX, the Company cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

Negative Cash Flow

The Company has no producing mines and has no source of operating cash flow other than through equity and/or debt financing. As such, it has and it is expected to continue to have negative operating cash flow. To the extent the Company has negative cash flow in future periods, the Company may use a portion of its general working capital to fund such negative cash flow.

Failure to Consummate a Commercialization Agreement

The Company cannot predict the success of the POSCO pilot plant at its Cauchari-Olaroz Lithium Project or the successful application of POSCO’s proprietary technology to the brine extracted from the Cauchari-Olaroz Lithium Project.  Even if POSCO’s pilot plant is successful, the Company may not be able to consummate a commercialization agreement with POSCO.

USE OF PROCEEDS

The net proceeds to be received by the Company from the Offering are estimated to be approximately $17.55 million, after deducting the Standby Fee and estimated expenses of the Offering of approximately $450,000. The net proceeds will be used by the Company to repay outstanding debt currently in the amount of approximately $9.5 million and for project development and general working capital purposes.

At September 30, 2013, the Company had working capital of $346,000, not including the remaining amount undrawn under its line of credit of $1 million, which the Company estimates would be sufficient to fund its activities until approximately June 2014. As identified, the current fundraising will repay the Company’s outstanding debt, and provide working capital to fund future operations. For the 15 months ending December 31, 2014, obligations related to property payments, royalty payments and cannon payments to third parties total approximately $650,000.  In addition to these contractual payments to third parties, the Company’s development program spending is projected to total approximately $2.1 million and the Company’s general and administrative costs are projected to total approximately $2.35 million. As such, based on currently projected expenditure levels, and after completing the Offering, the Company anticipates having positive working capital of approximately $3,296,000 as at December 31, 2014.

Estimated Use of Proceeds to December 31, 2014	Amount(1)
Repayment of Line of Credit	9,500,000
Property Payments (October 1, 2013 to December 31, 2014)	650,000
Development Program Spending (October 1, 2013 to December 31, 2014)	2,100,000
General and Administrative Costs (October 1, 2013 to December 31, 2014)	2,350,000
Estimated Working Capital as at December 31, 2014	3,296,000
Total	17,896,000

(1)  Amounts have been rounded.

The table above represents the Company’s intention with respect to its use of proceeds until the end of calendar year 2014.  This estimate is based on current knowledge and planning by management of the Company.  Although the Company intends to expend the net proceeds of the Offering as set out above, the amounts actually expended and the allocation of those amounts could vary depending on, among other things, the progress of the Company’s development program, unforeseen events, and the Company’s future operating and capital needs from time to time.

It is anticipated that the exercise of Rights by the Company’s shareholders will strengthen the Company’s balance sheet, eliminate its existing debt, and provide working capital for the Company, as it continues to pursue the best development opportunity for its Cauchari-Olaroz Lithium Project in Argentina.

The outstanding debt was used to finance the Company’s day-to-day operations and maintain the Company’s positive cash balance over the past 2 years. Approximately $5.5 million of the Company’s outstanding debt is owed to Geologic Resource Partners LLC, which has control or direction over >10% of the outstanding Common Shares.

PRIOR SALES

The following table sets forth for the 12 month period prior to the date of this prospectus details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Common Shares	Issue or Exercise Price per Security	Reason for Issue
August 12, 2013	Stock Options	600,000	$0.44	Grant of stock options
August 12, 2013	Warrants	100,000	$0.60	Compensation for line of credit

TRADING PRICE AND VOLUME

The following table sets forth for the 12 month period prior to the date of this prospectus details of the trading prices and volume on a monthly basis of the Common Shares traded through the facilities of the TSX:

Period	High ($)	Low ($)	Volume
February 2013	0.92	0.75	414,508
March 2013	0.78	0.65	1,094,005
April 2013	0.75	0.42	3,201,412
May 2013	0.58	0.45	1,038,315
June 2013	0.55	0.46	659,479
July 2013	0.52	0.43	534,815
August 2013	0.495	0.40	1,258,828
September 2013	0.43	0.35	1,097,511
October 2013	0.38	0.30	281,872
November 2013	0.36	0.19	3,736,808
December 2013	0.52	0.26	1,492,957
January 2014	0.50	0.375	3,190,473

DIVIDEND POLICY

There are no restrictions in the Company’s articles or pursuant to any agreement or understanding which could prevent the Company from paying dividends or distributions, other than its undertaking to the lenders under a line of credit agreement that the Company will not declare or pay dividends on any of its shares if the lenders’ interest payments are not up to date. The Company has neither declared nor paid any dividends on its Common Shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Any decisions to pay dividends in Common Shares in the future will be made by the Board on the basis of the earnings, financial requirements and other conditions existing at that time.

Under the LOI, Minera will only commence distributing dividends once all annual commitments related to project debt financing are met.

CONSOLIDATED CAPITALIZATION

Subsequent to September 30, 2013, being the Company’s most recently completed financial period that is incorporated by reference in this prospectus, the Company drew down an additional $500,000 on its stand-by credit facility. As such, the Company has drawn a total of $9.5 million from its $10.5 million credit facility.

The following table sets forth the consolidated capitalization of LAC as at the dates indicated and after giving effect to the Offering. This table should be read in conjunction with the financial statements (including the notes thereto) and MD&A of the Company contained in this prospectus.

Description	Outstanding as at September 30, 2013	Outstanding as at the date of this prospectus	Outstanding after giving effect to the Offering(1)
Outstanding Common Shares (unlimited number authorized)	77,308,481	77,308,481	154,616,962
Total Equity	$32,751,000	$32,751,000	$50,298,414
Long-Term Debt	$9,000,000	$9,500,000	—
Total Capitalization	$41,751,000	$42,251,000	$50,298,414

(1)                                 A portion of the net proceeds of the Offering will be used to repay the Company’s outstanding debt.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company’s authorized capital currently consists of an unlimited number of Common Shares and one Special Share. As of the date hereof, the Company has 77,308,481 Common Shares and one Special Share outstanding.  As of the date hereof, the Company also has 2,100,000 warrants, and 7,519,670 stock options issued and outstanding.  The material provisions of the Common Shares, Special Share, common share purchase warrants and stock options are described in the AIF.

DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

Shareholders of record at the close of business (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holders are in an Eligible Jurisdiction or are Approved Eligible Holders) to subscribe for and purchase from the Company an aggregate of 77,308,481 Common Shares, assuming exercise in full of the Rights issued hereunder. The Rights are transferable in Canada by the holders thereof. See “Sale or Transfer of Rights”.

The Rights will be represented by the Rights Certificates that will be issued in registered form. For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each such registered Shareholder as of the close of business on the Record Date. See “Rights Certificate — Common Shares Held in Registered Form”.

Shareholders that hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee. See “Rights Certificate — Common Shares Held Through CDS”.

Subscription Basis

For each Right held, the holder thereof is entitled to subscribe for one Common Share at the Subscription Price of $0.24 per Common Share. This Subscription Price was determined by the Company in consultation with the manager of the Standby Purchasers. Any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Commencement Date and Expiry Date

The Rights will be eligible for exercise following February 19, 2014 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Shareholders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering, which is expected to occur on or before the second business day following the seventh day after the Expiry Date. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

Each Shareholder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For each Right held, the holder (other than an Ineligible Holder) is entitled to acquire one Common Share under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “Additional Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial Shareholder as at the Record Date may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this prospectus and pay the aggregate Subscription Price. All exercises of Rights are irrevocable once submitted.

For Common Shares held through a CDS Participant, a holder (other than an Ineligible Holder) may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Company and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder’s pro rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent at the Subscription Office or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such

Additional Shares will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions to its CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

Olympia Transfer Services Inc.

Suite 920

120 Adelaide Street West

Toronto, Ontario M5H 1T1

Attention: Lisa Clarkin

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 416-364-7185.

Rights Certificate — Common Shares Held in Registered Form

For all Shareholders with an address of record in an Eligible Jurisdiction whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate”. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate — Common Shares Held Through CDS

For all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Common Shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

How to Complete the Rights Certificate

1.              Form 1 — Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.              Form 2 — Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “Additional Subscription Privilege”.

3.              Form 3 — Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S Securities Act. Regulation S permits the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S Securities Act. In order to enforce this resale restriction, U.S. holders of Rights may be required to provide a certification or other evidence satisfactory to the Company to the effect that any such resale is being made outside the United States in accordance with Regulation S.

4.              Form 4 — Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) are issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Right(s) Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.              Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of “ Olympia Transfer Services Inc.”. The amount of payment will be $0.24 per Common Share. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege.

6.              Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a Company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights (other than Ineligible Holders) in registered form in Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “How to Complete the Rights Certificate — Form 3 — Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by any notice to the contrary.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S Securities Act. Regulation S permits the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S Securities Act. In order to enforce this resale restriction, U.S. holders of Rights may be required to provide a certification or other evidence satisfactory to the Company to the effect that any such resale is being made outside the United States in accordance with Regulation S.

Holders of Rights (other than Ineligible Holders) through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “Rights Certificate — Common Shares Held Through CDS”.

Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are not located in an Eligible Jurisdiction will not be permitted unless the person exercising the Rights meets the conditions and satisfies the procedures described under “Ineligible Holders” below.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “How to Complete the Rights Certificate — Form 4 — Dividing or Combining”.

Reservation of Shares

The Company will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.

Dilution to Existing Shareholders

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder’s current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, as well as the purchase of Standby Shares by the Standby Purchasers. Shareholders should be aware that the Standby Purchasers have agreed to exercise their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege in full pursuant to the Standby Purchase Agreement and to purchase the Standby Shares. See “Standby Commitment”.

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is an

Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from an Approved Eligible Holder.

Rights Certificates will not be issued and forwarded by the Company to Ineligible Holders who are not Approved Eligible Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Ineligible Holders other than Shareholders in Pre-Approved Jurisdictions will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on March 5, 2014 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

CDS Participants receiving Rights on behalf of Ineligible Holders will be instructed by CDS not to permit the exercise of such Rights unless the holder is an Approved Eligible Holder. After March 5, 2014, CDS Participants should attempt to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on March 5, 2014 to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights and the Standby Shares have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Company on or before March 5, 2014. The form of investor letter will be available from the Company or the Subscription Agent upon request. The Company has confirmed that the Standby Purchasers and any insiders named in the prospectus are Approved Eligible Holders. In addition, the Company is treating Shareholders in Pre-Approved Jurisdictions as Approved Eligible Holders. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside of acquiring, holding and disposing of Rights or Common Shares.

Argentina

The Rights and Common Shares are not registered with the Comisión Nacional de Valores (the “Argentine securities commission” or the “CNV”) nor is the Company an authorized issuer registered with the CNV. Consequently, no public offering of the Rights is authorized in Argentina and the Rights may not be sold under the Argentine Capital Markets Law No. 26,831, as amended (“Law 26,831”).

Accordingly, any transactions involving Rights must be done privately, in circumstances that do not constitute a public offering or distribution under Argentine law and regulations. The Company will not (i) engage in any invitation to the general Argentine public, or certain sectors or groups in Argentina, made through personal offers, newspaper advertisements, radio or television broadcasts, films, billboards, signs, programs, circulars, printed notices or by any other means, to enter into any transaction involving the Rights, or (ii) offer or sell the Rights to any other person for re-sale, directly or indirectly in Argentina, unless in compliance with Law No. 26,831, as amended, any regulations issued thereunder, and any other applicable Argentine laws and regulations.

United Kingdom

THIS DOCUMENT IS IMPORTANT.  If you are in any doubt about the contents of this document, you should consult a stockbroker, bank manager, accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000 who specializes in advising on the acquisition of shares and other securities.

With respect to the United Kingdom, the securities being offered hereunder are only available to: (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are: (a) a “qualified investor” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”), acting as principal or in circumstances where Section 86(2) FSMA applies; and (b) also within the categories of persons referred to in Article 19 (investment professionals, Article 43 (members or creditors of certain bodies corporate) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) (all such persons together being referred to as “relevant persons”). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents and should return it immediately to the Subscription Agent. This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B FSMA. This document is not a prospectus for the purposes of Section 85(1) FSMA. Accordingly, this document has not been examined or approved as a prospectus by the United Kingdom Financial Conduct Authority (the “FCA”) under Section 87A FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the rules published by the FCA implementing the Prospectus Directive (2003/71/EC) (the “United Kingdom Prospectus Rules”) nor has it been approved by a person authorized by the FCA under FSMA, for the purposes of Section 21 FSMA.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”) and has not been and will not be lodged with the Australian Securities and Investments Commission as a disclosure document for the purposes of Chapter 6D of the Australian Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act.

The Offering to which this prospectus relates is being made in Australia in reliance on Class Order 00/183 (“Foreign rights issue”) issued by the Australian Securities and Investments Commission (as amended). This prospectus only constitutes an offer in Australia for the issue of Rights to persons who are recorded as holders of Common Shares on the Record Date. Accordingly, Australian resident Shareholders as at the Record Date will be treated by the Company as Approved Eligible Holders.

The Rights may not be directly or indirectly offered or purchased or sold, and no invitations to subscribe for or buy Rights may be issued, and no draft or definitive offering circular, advertisement or other offering material relating to any of the Rights may be distributed in Australia except where disclosure to investors is not required under Chapter 6D of the Australian Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations.

As any offer of Rights under this prospectus will be made without disclosure in Australia under Chapter 6D of the Australian Corporations Act, the offer of Rights for resale in Australia within 12 months may, under section 707 of the Australian Corporations Act, require disclosure to investors under Chapter 6D if none of the exemptions in section 708 apply to that resale. Accordingly, any person who acquires Rights pursuant to this prospectus should not, within 12 months of acquisition of the Rights, offer, transfer, assign or otherwise alienate those Rights to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D of the Australian Corporations Act or unless a compliant disclosure document is prepared and lodged with the Australian Securities and Investments Commission.  The Rights issued under the Offering to Shareholders will not be issued with the purpose of those Shareholders selling or transferring the securities in Australia or granting, issuing or transferring interests in, or options over, them in Australia.

The Company is not licensed to provide financial product advice in relation to the Rights. There is no cooling-off regime that applies in respect of your acquisition of Common Shares upon exercise of the Rights. This prospectus is intended to provide general information only and has been prepared without taking into account any particular person’s objectives, financial situation or needs. Investors should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Investors should review and consider the contents of this prospectus and obtain financial advice specific to their situation before making any decision to exercise their Rights to purchase Common Shares.

PLAN OF DISTRIBUTION

Each Shareholder on the Record Date will receive one Right for each Common Share held.

This prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights and the Standby Shares in each province of Canada, and also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act, other than Common Shares to be issued to the Standby Purchasers. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Common Shares in such states, or to certain persons in those states.  The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.  The Rights as well as the Common Shares issuable upon the exercise of the Rights and the Standby Shares are not qualified under the securities laws of, or being distributed or offered in, any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction (other than the Pre-Approved Jurisdictions). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities — Ineligible Holders”.

The Company has received regulatory approval for the listing of the Rights, the Common Shares issuable on the exercise of the Rights and the Standby Shares on the TSX.

STANDBY COMMITMENT

Subject to the terms of the Standby Purchase Agreement, the Company has agreed to sell to the Standby Purchasers at the Subscription Price and on the closing of the Offering (the “Closing”), all of the Common Shares that were not otherwise subscribed for and taken up under the Offering by Holders of Rights pursuant to their Basic Subscription Privilege and their Additional Subscription Privilege, if any, and the Standby Purchasers have agreed to purchase at the Subscription Price such number of Common Shares (the “Standby Commitment”). In consideration for the Standby Commitment, the Standby Purchasers will be entitled to an aggregate cash fee at the Closing in the amount of 3% of the gross proceeds of the Offering.

The number of Common Shares that the Standby Purchasers will be required to purchase pursuant to the Standby Commitment will depend in part on the number of Rights that are exercised by holders of Rights other than the Standby Purchasers. If no Rights are exercised (other than by the Standby Purchasers), the Standby Purchasers would be required to purchase an aggregate of 77,308,481 Common Shares under the Standby Commitment. To the extent that other holders of Rights exercise Rights, the number of Common Shares that the Standby Purchasers will be required to purchase under the Standby Commitment will be reduced accordingly.

The Standby Purchasers currently own 15,338,100 Common Shares, representing approximately 19.84% of the outstanding Common Shares. If no Rights are exercised by persons other than the Standby Purchasers, following the Closing the Standby Purchasers could own up to 92,646,581 Common Shares, representing up to approximately 59.9% of the issued and outstanding Common Shares.  The Standby Purchasers also own warrants exercisable to purchase an additional 1.1 million Common Shares.

The Company has determined that each of the Standby Purchasers is either (a) in an Eligible Jurisdiction, or (b) an Approved Eligible Holder.

The obligations of the Standby Purchasers under the Standby Purchase Agreement may be terminated at the discretion of the Standby Purchasers in certain circumstances, including (but not limited to) if: (a) any Material Adverse Change (as defined in the Standby Purchase Agreement) occurs; (b) LAC fails to obtain conditional approval from the TSX to the listing of the Rights, the Common Shares issuable on the exercise thereof and the Standby Shares, at least two days prior to the Record Date, subject only to documents to be delivered following Closing; (c) LAC is in material default of its obligations under the Standby Purchase Agreement and fails to remedy such breach on or before the earlier of the date that is 15 days following the date upon which the Standby Purchasers have provided written notice of such breach; (d) certain customary conditions precedent set forth in the Standby Purchase Agreement are not satisfied on or before April 15, 2014; or (e) the Offering is otherwise terminated or cancelled or the Closing has not occurred on or before April 15, 2014.

The full text of the Standby Purchase Agreement is available on the Company’s profile page on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of, or performed any review of, this prospectus in the capacity of underwriters.

A Special Committee of the Company’s board of directors, made up of independent directors Constantine Karayannopoulos, George Pirie and Douglas Reeson, was constituted to review the Offering and Standby Purchase Agreement  and report to the full board. The Offering and Standby Purchase Agreement were recommended by the Special Committee and approved by the directors of the Company other than Mr. Kanellitsas. Mr. Kanellitsas declared his interest in the Offering and Standby Purchase Agreement, as he is the Chief Operating Officer of Geologic Resource Partners, LLC, the manager of the Standby Purchasers, and abstained from their approval.

In considering and approving the Offering, the board of directors of the Company noted that, under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Offering and the payment of the Standby Fee are “related party transactions” insofar as the Standby Purchasers are, by reasons of their common management and aggregate shareholding in the Company, related parties of the Company. Under MI 61-101, related party transactions are, with certain limited exceptions, subject to formal valuation and minority approval requirements unless exemptions from those requirements are available. The Offering is exempt from MI 61-101 under section 5.1(k).  The board of directors concluded that the payment of the Standby Fee is exempt from the formal valuation and minority approval requirements of MI 61-101, based on a good faith determination by the board of directors that the Standby Fee does not exceed 25% of the Company’s market capitalization as of the date of the Standby Purchase Agreement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP , Canadian counsel to the Company, the following is a general summary of the principal Canadian Federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a Shareholder who is the beneficial owner of Rights acquired pursuant to the Offering and of Common

Shares acquired  on the exercise of Rights.  This summary is only applicable to Shareholders who, for the purposes of Tax Act, are residents or deemed to be residents of Canada, deal at arm’s length with and are not affiliated with the Company, and, at all relevant times, hold such Rights and the Common Shares issued pursuant to the exercise of the Rights, as capital property “Resident Shareholders”)

This summary is based on the current provisions of  the Tax Act in force as of the date hereof, and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”).  This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.  This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial decision or action nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian Federal income tax considerations discussed in this summary, but does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or the CRA’s published administrative practices.

Rights issued under the Offering and the Common Shares issuable on the exercise of Rights generally will constitute capital property of a Resident Shareholder unless such Rights or Common Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure in the nature of trade.  Certain Resident Shareholders whose Common Shares issuable on the exercise of Rights might not otherwise be considered to be capital property may be eligible to make an irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year of the election and all subsequent years deemed to be capital property.  Resident Shareholders should consult their own tax advisors with respect to whether this election is available or advisable in their particular circumstances.

This summary does not apply to a Resident Shareholder that is (i) a “financial institution” or “specified financial institution” as defined for purposes of the Tax Act; (ii) a taxpayer an interest in which is a tax shelter investment for the purposes of the Tax Act; (iii) a holder that has made a functional currency reporting election under the Tax Act; and (iv) a corporation resident in Canada that  is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act; or a Resident Shareholder that has entered into or will enter into a “derivative forward agreement” as that term is defined in the Tax Act, with respect to the Rights or the Common Shares acquired on the exercise of the Rights  Such Resident Shareholders should consult their own tax advisors.

This summary is of general nature only and does not take into account or consider the tax laws of any province or territory or any jurisdiction outside Canada.  This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations concerning the tax consequences to any particular Shareholder are made.  Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them having regard for their particular circumstances.

Receipt of Rights

Provided that identical Rights are issued under the Offering to each and every Shareholder in respect of each and every outstanding Common Share owned by such Shareholder (including any Ineligible

Shareholder) , a Resident Shareholder who receives Rights pursuant to the Offering will not be required to include the value of such Rights in computing the Resident Shareholder’s income for purposes of the Tax Act   The  cost  to a Resident Shareholder of a Right received under the Offering will be nil.  The cost of any identical Rights acquired by a Resident Shareholder otherwise than pursuant to the Offering will be averaged with the adjusted cost base to the Shareholder of all other identical Rights held by that Resident Shareholder as capital property immediately prior to such acquisition (whether acquired under the Offering or otherwise) for the purpose of determining the adjusted cost base to that Resident Shareholder of each Right so held.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Resident Shareholder upon the exercise of Rights.  A Common Share acquired by a Resident Shareholder upon the exercise of a Right will have a cost to the Resident Shareholder equal to aggregate of the Subscription Price for such Common Share and the adjusted cost base, if any, of  the Right to the Resident Shareholder immediately before the exercise..  The adjusted cost base to  a Resident Shareholder at any time of a Common Share acquired upon the exercise of a Right, will be determined by averaging the cost of such Common Share with the adjusted cost base to the Resident Shareholder of all other Common Shares held at that time as capital property to determine the adjusted cost base of each such Common Share to the Shareholder.

Disposition of Rights

A Resident Shareholder who disposes of or is deemed to dispose of a Right (otherwise than by the exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Shareholder’s adjusted cost base of the Right  and any reasonable costs of disposition.  The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of the Right) is described below under the heading: “Treatment of Capital Gains and Capital Losses”.

Expiry of Rights

The expiry or termination of an unexercised Right will result in a capital loss to a Resident Shareholder equal to the adjusted cost base, if any, of the Right immediately before its expiry or termination.  Any such capital loss will be subject to the treatment described below under the heading: “Treatment of Capital Gains and Capital Losses”.

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by a Resident Shareholder that is an individual (other than certain trusts), will be subject to the gross-up and dividend tax credit rules applicable in respect of taxable dividends received from taxable Canadian Corporations (as defined in the Tax Act).  An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Shareholder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Shareholder on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.  A corporation that is a “private corporation” or a “subject corporation” for purposes of the Tax Act may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income.

Disposition of Common Shares

On a disposition or deemed disposition of a Common Share (other than to the Company), a Resident Shareholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Shares exceed (or are exceeded by) the aggregate of the Resident Shareholder’s adjusted cost base of the Common Share and any reasonable costs of disposition.  The tax treatment of any such capital gain (or capital loss) is described under the heading: “Tax Treatment of Capital Gains and Capital Losses”.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share (or on a share for which such Common Share has been substituted) to the extent and in the circumstances described in the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.   Resident Shareholders to which these rules may apply should consult their own tax advisors.

Treatment of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder’s income in that year; and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year generally must be deducted from taxable capital gains realized by the Resident Shareholder in that year.  Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Shareholder that is an individual or trust, other than certain types of specified trusts, that received or is deemed to receive taxable dividends on Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares, may, in certain circumstances, be liable for alternative minimum tax, as calculated under the detailed rules set out in the Tax Act  Resident Shareholders should consult their own tax advisors with respect to application of the alternative minimum tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain United States federal income tax consequences to United States Holders of the acquisition, ownership, exercise, lapse and disposition of Rights issued pursuant to the Offering and the ownership and disposition of Common Shares received upon exercise of such Rights. This discussion is based on existing provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax; or state, local or non-United States tax consequences of the acquisition, ownership and disposition of a Common Share or a Right. In addition, this discussion does not address the United States federal income tax consequences to certain categories of United States Holders subject to special rules, including United States Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Common Share or Right as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; (vii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of the Company; (viii) United States expatriates; and (ix) holders that purchase or otherwise acquire Common Shares or Rights other than through this Offering.  Further, this discussion does not address the indirect consequences to holders of equity interests in entities that own the Common Shares or Rights or to holders of the Common Shares or Rights that are not United States Holders.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of Section 1221 of the Code, in the hands of a United States Holder at all relevant times.

A UNITED STATES HOLDER OF COMMON SHARES AND/OR RIGHTS IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION.

To ensure compliance with Treasury Department Circular 230, each holder and/or purchaser of Common Shares and/or Rights is hereby notified that: (a) any discussion of tax issues herein is not intended or written to be relied upon, and cannot be relied upon, by a holder and/or purchaser for the purpose of avoiding penalties that may be imposed on such holder and/or purchaser under applicable tax law; (b) such discussion is included herein in connection with the promotion or marketing (within the meaning of Circular 230) of the offer to sell Common Shares and/or Rights by the Company; and (c) a holder and/or purchaser of any Common Shares and/or Rights should seek advice based on its particular circumstances from an independent advisor.

Consequences of the Ownership, Disposition, and Lapse of Rights

Receipt of Rights

The distribution of the Rights should be treated as a non-taxable distribution under Section 305(a) of the Code. This position is not binding on the IRS, or the courts, however. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the Rights would be taxable to holders of Common Shares as a dividend to the extent of the holder’s pro rata share of the Company’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. The remaining discussion assumes that United States Holders of Common Shares in respect of which Rights are received will not be subject to United States federal income tax on the receipt of a Right.

If the aggregate fair market value of the Rights at the time they are distributed to United States Holders of Common Shares is less than 15% of the aggregate fair market value of our Common Shares at such time, the tax basis of the Rights received by a United States Holder will be zero unless such holder elects to allocate a portion of its basis of previously owned Common Shares to the Rights issued pursuant to the Offering. However, if the aggregate fair market value of the Rights at the time they are distributed to United States Holders of Common Shares is 15% or more of the aggregate fair market value of the Company’s Common Shares at such time, or if a United States Holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued in the Offering, then such holder’s tax basis in previously owned Common Shares will be allocated between such Common Shares and the Rights based upon the relative fair market value of such Common Shares and the Rights as of the date of the distribution of the Rights. Thus, if such an allocation is made and the Rights are later exercised, the tax basis in the Common Shares originally owned will be reduced by an amount equal to the tax basis allocated to the Rights and the basis in the new Common Shares will be increased by the tax basis allocated to these Common Shares. This election is irrevocable if made and would apply to all of the Rights received pursuant to the Offering. The election must be made in a statement attached to a United States Holder’s timely filed U.S. Federal income tax return for the taxable year in which the Rights are distributed.

Notwithstanding the foregoing, pursuant to applicable Treasury Regulations, tax basis will be allocated to a Right only if it is exercised or disposed of. If a holder allows a Right to lapse unexercised, no tax basis will be allocated to such Right.

The holding period for the Rights received in the Offering by a United States Holder of Common Shares will include the holding period for the Common Shares with respect to which the Rights were received.

Exercise of Rights

A United States Holder will generally not recognize gain or loss on the exercise of a Right and related receipt of a Common Share. A United States Holder’s initial tax basis in the Common Share received on the exercise of a Right should be equal to the sum of (a) such United States Holder’s tax basis in such Right, if any, plus (b) the exercise price paid by such United States Holder on the exercise of such Right. A United States Holder’s holding period for the Common Share received on the exercise of a Right will begin on the day that such Right is exercised by such United States Holder.

A United States Holder that exercises Rights received in the Offering after disposing of the Common Shares with respect to which the Rights were received is urged to consult a tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.

Disposition of Rights

A United States Holder will recognize gain or loss on the sale or other taxable disposition of a Right in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Holder’s tax basis, if any, in the Right sold or otherwise disposed of. Subject to the discussion under “Certain United States Federal Income Tax Considerations — PFIC Considerations” below, any such gain or loss generally will be capital gain or loss, and will be short-term or long-term depending on whether the Rights are treated as having been held for more than one year under the special holding period rule described above under “Certain United States Federal Income Tax Considerations — Consequences of the Ownership, Disposition, and Lapse of Rights —Receipt of Rights”. Long-term capital gains of a non-corporate taxpayer are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to various limitations.

Lapse of Rights

Upon the lapse or expiration of a Right, a United States Holder should recognize no loss, and the tax basis of the Common Shares in respect of which the Rights were received will equal their tax basis before receipt of the Rights.

Consequences of the Ownership and Disposition of Common Shares received upon Exercise of a Right

Distributions on Common Shares

Subject to the discussion under “Certain United States Federal Income Tax Considerations — PFIC Considerations” below, the gross amount of any distribution paid by the Company will generally be subject to United States federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such amount will be includable in gross income by a United States Holder as ordinary income on the date such United States Holder actually or constructively receives the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations.

Certain dividends received by non-corporate United States Holders from a qualified foreign corporation (“QFC”) may be eligible for reduced rates of taxation (“qualified dividends”). A QFC includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The United States Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention. Dividends received by United States investors from a foreign corporation that was a passive foreign investment company (“PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below in “Certain United States Federal Income Tax Considerations — PFIC Considerations”, the Company believes that it is currently a PFIC and may remain a PFIC in future years.

The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends received by a United States Holder with respect to shares of a foreign corporation generally constitute foreign-source income and are treated as “passive category” or “general category” income. Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a United States Holder’s United States federal income tax liability. Alternatively, a United States Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for United States federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, United States Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the United States Holder’s adjusted basis in the Common Shares held by such United States Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such United States Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Certain United States Federal Income Tax Considerations — Sale, Exchange or Other Taxable Disposition of Common Shares and Rights” below).

The gross amount of distributions paid in any foreign currency will be included by each United States Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, the United States Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as United States source ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Upon a sale or other taxable disposition of Common Shares, and subject to the discussion below under “Certain United States Federal Income Tax Considerations — PFIC Considerations”, a United States Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the United States Holder’s adjusted tax basis in the Common Shares.

As described above, long-term capital gains recognized by non-corporate United States Holders are generally subject to United States federal income tax at preferential rates. Capital gain or loss will constitute long-term capital gain or loss if the United States Holder’s holding period for the Common Shares exceeds one year. The deductibility of capital losses is subject to various limitations.

PFIC Considerations

Special and generally unfavourable United States federal income tax rules may apply to a United States Holder if its holding period in its Common Shares, Rights or both includes any period during a taxable year of the Company in which the Company is a PFIC. A non-United States corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets are assets that either produce or are held for the production of passive income. Special rules apply to a corporation where at least 25% of the stock of such corporation by value, is owned, directly or indirectly, by a non-United States corporation (“Lower-Tier Corporation”).  For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any Lower-Tier Corporation and received directly its proportionate share of the income of any Lower-Tier Corporation.

Based on the scope of its current and projected operations, the Company believes that it is currently a PFIC and may remain a PFIC in future years. The determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard. If the Company is classified as a PFIC in any year during which a United States Holder holds Common Shares, the Company will generally continue to be treated as a PFIC to such holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company is a PFIC, and a United States Holder does not make a timely QEF or mark-to-market election (a “Non-Electing Holder), then special taxation rules will apply to (i) gains realized on the disposition of such United States Holder’s Common Shares and (ii) certain “excess distributions”

(generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such United States Holder’s holding period) by the Company. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period. All gains or excess distributions allocated to prior years of a United States Holder (other than any year before the first taxable year of the Company during such United States Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance. Neither the QEF nor the mark-to-market election is available with respect to Rights, and therefore, the rules described above generally apply to gain realized on the disposition of Rights if the Company is a PFIC.

If the Company is a PFIC and the Common Shares are considered “marketable stock” for purposes of the PFIC rules, a United States Holder may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of its holding period in such Common Shares. The Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the TSX meets this test, and accordingly, provided that the Common Shares are regularly traded on the TSX, a United States Holder should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC. If a United States Holder chooses to make a mark-to-market election, such United States Holder must include in ordinary income for each taxable year for which the election is in effect, and during which the Company is a PFIC, an amount equal to the excess, if any, of the fair market value of its Common Shares as of the close of the taxable year over its adjusted tax basis in the Common Shares. In addition, the United States Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. United States Holders are urged to consult their own tax advisors as to the consequences of marking a mark-to-market election.

Under the Code, a United States Holder of shares of a PFIC may also make a QEF election with respect to shares of the PFIC. United States Holders should consult with their tax advisor as to the availability and consequences of the QEF election. In particular, an election to treat the Company as a QEF will not be available if the Company does not provide the information necessary to make such an election. It is not expected that a United States Holder will be able to make a QEF election because the Company does not intend to provide United States Holders with the information necessary to make a QEF election.

If the Company is a PFIC, each United States Holder of Common Shares may be required to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such United States Holder. United States Holders are urged to consult their own tax advisors as to the requirement to file an annual report and the penalties that may apply for failing to file such annual report.

Additional Tax on Passive Income

An additional 3.8% tax will generally be imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (1) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (2) other gross income from a passive trade or business; and (3) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares and Rights may be subject to this additional tax.

United States Information Reporting and Backup Withholding Tax

Under United States federal income tax law and regulations, certain categories of United States Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. In addition, new United States return disclosure obligations (and related penalties for failure to disclose) have also been imposed on United States individuals that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Common Shares and Rights. United States Holders of Common Shares and/or Rights should consult with their own tax advisors regarding the requirements of filing any information returns.

Dividends on Common Shares and proceeds from the sale or other disposition of Common Shares and/or Rights that are paid in the United States or by a United States-related financial intermediary will be subject to United States information reporting rules, unless a United States Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a United States Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a United States Holder’s United States federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, Canadian counsel to the Company, provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of acquisition of a Common Share by a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan or  a tax-free savings account (“TFSA”) (each, a “Registered Plan”), the Common Share will be a qualified investment under the Tax Act for the Registered Plan at the time of acquisition.  In the case of Rights, a  Right will be a qualified investment for a Registered Plan at the time the Right is issued to the Registered Plan provided that: (i) the Rights are listed on a “designated stock exchange” as defined in the Tax Act at that time; or (ii) the Common Shares are listed on a “designated stock exchange” and the Company deals at arm’s length for the purposes of the Tax Act with each person who is an annuitant, a beneficiary, an employer, or a subscriber under, or a holder of, the Registered Plan and any person who does not deal at arm’s length with any such  person.  .

Notwithstanding the foregoing, the holder of a TFSA or the annuitant of a RRSP or RRIF will be subject to a penalty tax in respect of a Common Share or Right held in the TFSA, RRSP or RRIF if such security is a “prohibited investment” under the Tax Act for the TFSA, RRSP or RRIF The Common Shares or Rights will generally not be a “prohibited investment” for a TFSA, an RRSP, or a RRIF unless the holder of the TFSA or annuitant of the RRSP or RRIF, as the case may be, (i) does not deal at arm’s length with the Company for purposes of the Tax Act, or (ii) has a “significant interest” as defined in the Tax Act in the Company.  In addition, the Common Shares will generally not be a “prohibited investment” if the Common Shares are “excluded property” as defined in the Tax Act for purposes of the “prohibited investment” rules.

Prospective investors who intend to hold Common Shares or Rights in a TFSA, RRSP or RRIF should consult their own tax advisors regarding whether the Common Shares and Rights would be  prohibited investments in their particular circumstances.

DIRECTORS AND OFFICERS

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Douglas Reeson, a director of the Company, was a director of Colossus Minerals Inc. (“Colossus”) from January 2007 to December 29, 2013. On January 14, 2014, Colossus announced a notice of intention to make a proposal under the Bankruptcy and Insolvency Act to enable Colossus to pursue a sale and restructuring with the benefit of creditor protection. Colossus’s common shares were suspended from trading by the TSX. On January 21, 2014, the TSX decided to delist Colossus common shares and all other listed securities on February 21, 2014. The securities of Colossus will remain suspended in the interim.

LEGAL PROCEEDINGS

As disclosed in Note 15 - Subsequent Events - of the Company’s Condensed Interim Consolidated Financial Statements (as restated) for the 3 and 9 months ended September 30, 2013, the Company became aware that Waldo Perez, the Company’s former President and CEO, had filed a Statement of Claim against its Argentinean subsidiary, Minera, for approximately 5.2 million Argentinean pesos (approximately US$ 650,000 at the current official exchange rate) for severance and other labour related payments allegedly due to Mr. Perez pursuant to his involvement with the Company, although such amount might vary depending on the results of the evidence of the case, and due to foreign exchange fluctuations, adjustments for inflation, interests and other costs.  While the Company is still evaluating the claim, and without acknowledging explicitly or implicitly any amount due to Mr. Perez, the Company has reserved $662,000 in its restated September 30, 2013 condensed interim consolidated financial statements, an amount management accrued based on its best estimate of any potential liability for such severance payment pursuant to Mr. Perez’ previous employment contract.

Mr. Perez’s claim has been initiated in an ex parte proceeding in Argentina in which he may have requested that the court attach a lien to the assets of Minera. To the Company’s knowledge at present there are no liens registered on assets of Minera. If properly registered, the customary lien for labour claims in Argentina could be appealed by Minera and, if such appeal is unsuccessful, removed from title upon deposit into court of the amount of the damages claimed in the legal proceeding or a bond in that amount. If and when a lien is successfully registered against title to its property or assets, the Company can continue to operate its business in the ordinary course and/or, in principle, transfer it but such properties or assets would remain encumbered by the lien.

EXPERTS

The following is a list of persons or companies named as having prepared or certified a statement, report or valuation in this prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

1)                                     Mark W.G. King, co-author of the “Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” dated effective July 11, 2012 (the “Technical Report”);

2)                                     Daron G. Abbey, co-author of the Technical Report; and

3)                                     Roger J. Kelley, co-author of the Technical Report.

Based on information provided by the above experts, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates.

As at January 31, 2014, the designated professionals (as such term in the relevant securities legislation) of Gowling Lafleur Henderson LLP, as a group, owned, directly or indirectly, less than 1 percent of the outstanding Common Shares.

The Company’s auditor is Collins Barrow Toronto LLP, who was appointed as auditor of the Company on November 11, 2013, and are independent of the Company in accordance with the rules of the professional conduct of the Chartered Professional Accountants of Ontario.

The Company’s former auditor, Deloitte LLP, performed an audit of the restated consolidated financial statements of the Company as at December 31, 2012 and February 29, 2012.  As of January 3, 2014, and throughout the period covered by the consolidated financial statements of the Company on which they reported, Deloitte LLP were independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The registration statement of which this prospectus forms a part, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the Registration Statement: the Standby Purchase Agreement; the documents referred to in the section “Documents Incorporated by Reference”; the consent of Deloitte LLP; the consent of Gowling Lafleur Henderson LLP; the consents of certain experts, engineers and geologists; and the powers of attorney from directors and certain officers of the Company.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

1.1	Standby Purchase Agreement dated January 19, 2014 by and among the Registrant and the Standby Purchasers named therein.
2.1	The Registrant’s annual information form for the ten month period ended December 31, 2012, dated March 28, 2013.
2.2

The Registrant’s audited financial statements (as restated) for the ten month period ended December 31, 2012 and the year ended February 29, 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations (as restated) for the ten month period ended December 31, 2012.
2.4	The Registrant’s unaudited condensed consolidated interim financial statements (as restated) for the three- and nine- month periods ended September 30, 2013, together with the notes thereto.
2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations (as restated) for the three- and nine-month periods ended September 30, 2013.
2.6	The Registrant’s management information circular dated as of May 24, 2013 relating to the annual meeting of shareholders of the Registrant held on June 25, 2013.
2.7	The Registrant’s material change report dated January 20, 2014.
3.1	Consent of Deloitte LLP.
3.2	Consent of Gowling Lafleur Henderson LLP.
3.3	Consent of Mark W.G. King.
3.4	Consent of Daron G. Abbey.
3.5	Consent of Roger J. Kelley.
4.1	Powers of Attorney (included on the signature page of this Registration Statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on  February 4, 2014.

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Executive Chairman

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Kanellitsas and Michael Cosic, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on February 4, 2014.

Signature	Title

/s/ John Kanellitsas	Interim Chief Executive Officer and Director (Principal Executive Officer)
John Kanellitsas

/s/ Michael Cosic	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Michael Cosic

/s/ W. Thomas Hodgson	Executive Chairman and Director
W. Thomas Hodgson

/s/ Franco Mignacco	Vice Chairman and Director
Franco Mignacco

/s/ David D’Onofrio	Director
David D’Onofrio

/s/ Douglas Reeson	Director
Douglas Reeson

/s/ Constantine Karayannopoulos	Director
Constantine Karayannopoulos

/s/ George Pirie	Director
George Pirie

/s/ Paul Fornazzari	Director
Paul Fornazzari

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of Newark, State of Delaware, on February 4, 2014.

PUGLISI AND ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Standby Purchase Agreement dated January 19, 2014 by and among the Registrant and the Standby Purchasers named therein.
2.1	The Registrant’s annual information form for the ten month period ended December 31, 2012, dated March 28, 2013.
2.2

The Registrant’s audited financial statements (as restated) for the ten month period ended December 31, 2012 and the year ended February 29, 2012, together with the notes thereto and the independent auditor’s report thereon.

2.3	The Registrant’s management’s discussion and analysis of financial condition and results of operations (as restated) for the ten month period ended December 31, 2012.
2.4	The Registrant’s unaudited condensed consolidated interim financial statements (as restated) for the three- and nine- month periods ended September 30, 2013, together with the notes thereto.
2.5	The Registrant’s management’s discussion and analysis of financial condition and results of operations (as restated) for the three- and nine-month periods ended September 30, 2013.
2.6	The Registrant’s management information circular dated as of May 24, 2013 relating to the annual meeting of shareholders of the Registrant held on June 25, 2013.
2.7	The Registrant’s material change report dated January 20, 2014.
3.1	Consent of Deloitte LLP.
3.2	Consent of Gowling Lafleur Henderson LLP.
3.3	Consent of Mark W.G. King.
3.4	Consent of Daron G. Abbey.
3.5	Consent of Roger J. Kelley.
4.1	Powers of Attorney (included on the signature page of this Registration Statement).